1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISION
Washington, DC 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct, 2002

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

NEWS For Immediate Release

SPIL Revises 2002 Financial Forecast

Issued by:    Siliconware Precision Industries Co., Ltd.
Issued on:    October 31, 2002

Taichung, Taiwan, October 31, 2001—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that it is revising its financial forecast for the year ending December 31, 2002. The net revenues and net profit for the year ending December 31, 2002 are estimated at NT$ 21,735 million and NT$ 404 million, respectively.

The statements in this annual financial forecast involve uncertainties which may cause the actual results to be materially different from those contained in the forecast statements, which are published in accordance with the ROC government’s regulations.

Table:    SPIL 2002 revised financial forecast

Amount: NT$Million, except for EPS	2002 Revised Forecast		2002 Original Forecast		Chg %
	Actual	%	Actual	%
Net Sales	21,735	100.0	23,031	100.0	-5.6
Gross Margin	2,038	9.4	2,775	12.0	-26.6
Operating Income	575	2.6	1,238	5.4	-53.6
Non-operating Income	519	2.4	370	1.6	40.3
Non-operating Expense	789	3.6	679	2.9	16.2
Income before Tax	305	1.4	929	4.0	-67.2
Net Income	404	1.9	1,078	4.7	-62.5

Earnings Per Ordinary Shares	NT$ 0.22	NT$ 0.59

Estimated shares outstanding('K)	1,826,123	1,833,746

Note Concerning Forward-Looking Statements

We urge you not to rely on the forecasts published by us herein pursuant to the requirements of the Taiwan Stock Exchange as such forecasts are based upon a number of estimates and assumptions regarding our industries, investments and general market, political and economic conditions, many of which are beyond our control, and are inherently subject to significant uncertainties and contingencies. We do not undertake any obligation to update these forecasts, except as required by applicable laws and regulations.

SPIL Spokesman

Mr. Jong Lin, CFO
Tel: 886-4-25341525#1528

For further information, please contact IR dept.

Mr. Jerome Tsai
Tel: 886-2-27028898#121
Fax: 886-2-27029268
E-mail: jeromet@spiltp.com.tw
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICONWARE PRECISION INDUSTRIES CO., LTD

By:	/s/ WEN CHUNG LIN
Wen Chung Lin Vice President & Spokesman

Date:    October 31, 2002

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